K&L GATES LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

January 4, 2011

VIA EDGAR

Attn:  Linda B. Stirling
Securities and Exchange Commission
Washington, DC  20549

Re:	ASGI Corbin Multi-Strategy Fund, LLC
File No. 811-______

Ms. Stirling:

Transmitted electronically with this letter for filing pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), on behalf of ASGI Corbin Multi-Strategy Fund, LLC (the “Fund”) is a registration statement on Form N-2 (the “Registration Statement”) relating to the Fund’s establishment as a registered investment company. The Fund has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

The Fund is a newly-organized, closed-end management investment company.  The Fund will be privately placed and sold in private transactions exempt from registration under the Securities Act of 1933, as amended.  The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the office of the Fund.

The Fund is a fund of hedge funds similar in structure and operation to the existing registered investment companies advised by Alternative Strategies Group, Inc. with certain exceptions, including the Fund’s subadviser, investment strategy and fee structure.  The Fund’s investors must meet the eligibility criteria established in the Registration Statement as well as by the staff relating to investment in registered fund of hedge funds.

We note these similarities to the existing fund, for which you are the SEC staff reviewer, to assist any review of the Fund.

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Any questions should be directed to the undersigned at 617.261.3244.

Sincerely,
/s/ Rebecca O’Brien Radford
Rebecca O’Brien Radford